

12063196

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2012
Washington DC
123

SEC FILE NUMBER
8-52697

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Signature Securities Group Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

29 West 38th Street
(No. and Street)

New York (City) NY (State) 10018 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Eric Howell 646-822-1402
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 Park Avenue (Address) New York (City) NY (State) 10154 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

KW 4/4/12

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Eric Howell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Signature Securities Group Corporation, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

Notary Public

Jenny Tran
Notary Public
State of NY
County of NY
No. 31-5029041
Expires: June 13, 2014

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Board of Directors
Signature Securities Group Corporation:

We have audited the accompanying statement of financial condition of Signature Securities Group Corporation (the Company), a wholly owned subsidiary of Signature Bank, as of December 31, 2011 and the related statement of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Signature Securities Group Corporation as of December 31, 2011 and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedules I and II required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the basic financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.

KPMG LLP

February 27, 2012

SIGNATURE SECURITIES GROUP CORPORATION
(A Wholly Owned Subsidiary of Signature Bank)

Statement of Financial Condition

December 31, 2011

Assets		
Cash and cash equivalents ($5,638,372 with the Parent)	$	9,335,328
Deferred tax asset, net		1,439,827
Receivable from broker-dealers		253,720
Premises and equipment, net		237,271
Due from affiliate		392,017
Other assets		277,653
Total assets	$	11,935,816
Liabilities and Stockholder's Equity		
Liabilities:		
Accrued expenses payable	$	2,097,419
Total liabilities		2,097,419
Stockholder's equity:		
Common stock, $1 par value. Authorized 100 shares; issued and outstanding 60 shares		60
Additional paid-in capital		12,431,325
Accumulated deficit		(2,592,988)
Total stockholder's equity		9,838,397
Total liabilities and stockholder's equity	$	11,935,816

See accompanying notes to financial statements.

SIGNATURE SECURITIES GROUP CORPORATION
(A Wholly Owned Subsidiary of Signature Bank)

Statement of Operations

Year ended December 31, 2011

Revenues:		
Commissions (including $6,398,767 from the Parent)	$	12,463,683
Consulting fees from Parent		1,713,265
Interest and dividends		66,575
Other income		2,186,962
Total revenues		16,430,485
Expenses:		
Salaries and benefits		11,587,549
Data processing		781,167
Commissions		211,068
Occupancy and equipment		913,113
Insurance		90,531
Professional fees		366,419
Marketing		82,376
Depreciation		56,259
Interest		912
Other general and administrative		745,900
Total expenses		14,835,294
Income before income taxes		1,595,191
Income tax expense		723,440
Net income	$	871,751

See accompanying notes to financial statements.

SIGNATURE SECURITIES GROUP CORPORATION
(A Wholly Owned Subsidiary of Signature Bank)

Statement of Changes in Stockholder's Equity

Year ended December 31, 2011

		Common stock	Additional paid-in capital	Accumulated deficit	Total
Balance at December 31, 2010	$	60	11,756,901	(3,464,739)	8,292,222
Stock-based compensation		—	674,424	—	674,424
Net income		—	—	871,751	871,751
Balance at December 31, 2011	$	60	12,431,325	(2,592,988)	9,838,397

See accompanying notes to financial statements.

SIGNATURE SECURITIES GROUP CORPORATION
(A Wholly Owned Subsidiary of Signature Bank)

Statement of Cash Flows

Year ended December 31, 2011

Cash flows from operating activities:		
Net income	$	871,751
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation on assets owned		56,259
Stock-based compensation expense		674,424
Deferred income tax benefit		482,633
Changes in operating assets and liabilities:		
Decrease in due from affiliate		116,334
Increase in receivable from broker-dealers		(12,175)
Increase in other assets		(58,280)
Increase in accrued expenses payable		494,761
Decrease in due to affiliate		(110,116)
Total adjustments		1,643,840
Net cash provided by operating activities		2,515,591
Cash flows from investing activities:		
Purchases of furniture and equipment		(167,495)
Net cash used in investing activities		(167,495)
Net increase in cash and cash equivalents		2,348,096
Cash and cash equivalents at beginning of year		6,987,232
Cash and cash equivalents at end of year	$	9,335,328
Supplemental disclosure of cash flow information:		
Income taxes paid during the year	$	86,637
Interest paid during the year		912

See accompanying notes to financial statements.

(1) Organization

Signature Securities Group Corporation (the Company), a wholly owned subsidiary of Signature Bank (the Parent), was incorporated in the State of New York on May 26, 2000. The Company is a registered broker and dealer in securities under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. The Company is subject to regulation and oversight by the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA).

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including riskless principal transactions, agency transactions, and investment advisory services and consulting services.

The accompanying financial statements have been prepared from separate records maintained by the Company, and may not necessarily be indicative of the financial condition and results of operations which would have existed if the Company had been operating as an unaffiliated entity.

(b) Cash and Cash Equivalents

The Company has defined cash and cash equivalents as highly liquid investments with original maturities of less than three months that are not held for sale in the ordinary course of business. These financial instruments are reflected in the statement of financial condition on a trade-date basis and are recorded at fair value.

Cash and cash equivalents at December 31, 2011 primarily consisted of a bank money market account with the Parent of $5.6 million and Fidelity U.S. Government money market funds of $3.7 million.

(c) Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

(d) Interest and Dividends

Interest income and expense are recorded on an accrual basis. Dividend income is recorded on the ex-dividend date.

(e) Consulting Fees

Consulting fees for assembling Small Business Administration (SBA) loans into pools and record-keeping services for those loans and pools are received from the Parent. The fees are calculated as a percentage of the face amount of any pool assembled and are recorded as earned at the time of the sale of all the interests in the pool by the Parent.

(Continued)

(f) ***Income Taxes***

The Parent files consolidated Federal, New York State, and New York City income tax returns. The Company has entered into a tax allocation agreement with the Parent, whereby the Company determines its Federal, state and local income tax on a separate company basis using the same computational method as the consolidated group. Income tax expense consists of current and deferred income tax expense (benefit). Deferred income tax expense (benefit) is determined by recognizing deferred tax assets and liabilities for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. The realization of deferred tax assets is assessed and a valuation allowance is provided for that portion of the asset for which it is more likely than not that it will not be realized on a separate company basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled.

(g) ***Depreciation***

Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvements or the term of the lease.

(h) ***Use of Estimates***

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates.

(i) ***Deposits***

The Company maintains cash deposits of $100,000 at its clearing broker. This amount is classified as a receivable from broker-dealers in the Company's statement of financial condition.

(j) ***Restricted Stock Compensation***

The Company has allocated compensation expense on restricted shares awarded to SSG employees from the Parent. The expense is recognized in the statement of operations for all stock-based compensation awards over the requisite service period with a corresponding credit to additional paid–in capital. Compensation expense is measured based on grant date fair value and is included in salaries and benefits.

(3) Fair Value Measurements

The Company adopted FASB requirements regarding fair value measurements, which:

- Define fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date;

- Establish a framework for measuring fair value;
- Expand disclosures about instruments measured at fair value; and
- Establish a three-level hierarchy for fair value measurements based on the inputs used in the valuation. The hierarchy provides the basis for certain of the new disclosure requirements which are dependent upon the frequency of an item's measurement at fair value (recurring versus nonrecurring).

The three-level hierarchy prioritizes techniques used to measure the fair value of assets and liabilities, based on the transparency and reliability of inputs to valuation methodologies. The three levels are defined as follows:

Level 1 – Valuations are based on quoted prices in active markets for identical assets or liabilities. Accordingly, valuation of these assets and liabilities does not entail a significant degree of judgment. Examples include most U.S. Government securities and exchange-traded equity securities.

Level 2 – Valuations are based on either quoted prices in markets that are not considered to be active or significant inputs to the methodology that are observable, either directly or indirectly. Examples include U.S. Agency securities, municipal bonds, corporate bonds, certain residential and commercial mortgage-backed securities, deposits, and most structured notes.

Level 3 – Valuations are based on inputs to the methodology that are unobservable and significant to the fair value measurement. These inputs reflect management's own judgments about the assumptions that market participants would use in pricing the assets and liabilities. Examples include certain commercial loans, certain residential and commercial mortgage-backed securities, private equity investments, and complex over-the-counter derivatives.

The Company has investments in money market funds which are valued utilizing quoted market prices and are classified as Level 1 assets.

(4) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011, the Company's net capital was $1,679,318, which was $1,429,318 in excess of its required net capital of $250,000.

The Company operates pursuant to the exemptive provisions of Section (k)(2)(ii) of the Securities and Exchange Commission's Computation of Reserve Requirements Rule 15c3-3, and accordingly, all customer transactions are cleared through National Financial Services LLC on a fully disclosed basis.

(5) Incentive Savings Plan

The Company, with the Parent, has a 401(k) program under which employees may make personal contributions of up to 60% of their pretax earnings by means of payroll deductions. The Company matches 100% of the first 3% of compensation contributed to the plan and 50% of the next 4% of compensation

contributed. The Company is allocated a portion of this expense based upon an overall benefits allocation between the Company and the Parent.

(6) Income Taxes

The Company and the Parent will file consolidated Federal, New York State, and New York City tax returns for the year ended December 31, 2011. Additionally, the Company files other state and local returns on a stand-alone basis. The Company has entered into a tax allocation agreement with the Parent.

The provision for income taxes of the Company is determined on a separate company basis using the same computational method as the consolidated group. At December 31, 2011, the Company has a $154,170 payable to the Parent for its share of the consolidated group's tax expense.

The following table presents the components of income tax expense for the year ended December 31, 2011:

Federal:		
Current expense	$	—
Deferred income tax expense		412,011
Total	$	412,011
State and local:		
Current expense	$	240,807
Deferred income tax expense		70,622
Total	$	311,429
Total:		
Current expense	$	240,807
Deferred income tax expense		482,633
Total	$	723,440

SIGNATURE SECURITIES GROUP CORPORATION
(A Wholly Owned Subsidiary of Signature Bank)

Notes to Financial Statements

December 31, 2011

At December 31, 2011, a net deferred tax asset resulted from net operating loss carryforwards as well as temporary differences between the financial reporting amounts and tax bases of certain assets. The components are set forth in the following table:

Deferred tax assets:		
Net operating loss carryforwards (Federal and state)	$	1,186,153
Unearned compensation		358,266
Total deferred tax assets		1,544,419
Deferred tax liabilities:		
Prepaid assets		(54,866)
Depreciation		(49,726)
Total deferred tax liabilities		(104,592)
Net deferred tax asset	$	1,439,827

The Company provided a valuation allowance for the entire net deferred tax asset in all periods prior to December 31, 2010. The valuation allowance was reduced to zero during the year ended December 31, 2010 as we concluded that a valuation allowance was no longer necessary since it was more likely than not that the deferred tax assets would be utilized. At December 31, 2011, management has again concluded that a valuation allowance is not needed based upon projections of taxable income in future periods.

The following table presents a reconciliation of statutory federal income tax expense to combined effective income tax expense as of December 31, 2011:

		Expense (benefit)	Rate
Statutory federal income tax expense	$	558,317	35%
State and local income taxes, net of federal income tax benefit		202,429	12
Other items, net		(37,306)	(2)
Effective income tax expense	$	723,440	45%

The Company has not recognized any liabilities for unrecognized tax benefits related to uncertain tax positions. Our policy is to recognize interest and penalties on income taxes in income tax expense. The Company remains subject to examination for income tax returns for the years ending after December 31, 2007.

(Continued)

(7) Stock Based Compensation

In March 2004, the Parent adopted the Signature Bank 2004 Long-Term Incentive Plan (the 2004 equity incentive plan or the Plan) for grants to be made to participants, including officers, employees and consultants. The 2004 equity incentive plan was subsequently amended and restated upon receiving required shareholder approval at the 2008 Annual Shareholders Meeting held on April 17, 2008. The Plan is designed to assist in attracting, retaining and motivating officers, employees, directors and/or consultants and provides the Parent and its subsidiaries with a stock plan providing incentives directly related to increases in shareholder value.

SSG employees participate in the Plan and compensation expense is allocated for restricted shares granted. During the year ended December 31, 2011, compensation expense of $674,424 was recognized for restricted shares.

(8) Related-Party Transactions

The Company acts as agent for and consultant to the Parent on the purchase, assembly, and sale of SBA loans and pools. The Company is compensated for these services at arm's length.

(9) Financial Transactions

In the normal course of business, the Company's client activities involve the execution and settlement of various securities and financial instrument transactions through National Financial Services LLC. In connection with these activities, a client's unsettled trade may expose the Company to off-balance sheet risk in the event the client is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instruments underlying the contract at a loss.

As part of the Company's securities and financial instrument transactions settlement activities, the Company uses securities as collateral. In the event the client is unable to fulfill its contractual obligation, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its obligations. The Company controls this risk by monitoring the market values of financial instruments pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure.

Schedule I

SIGNATURE SECURITIES GROUP CORPORATION
(A Wholly Owned Subsidiary of Signature Bank)

Computation of Net Capital for
Brokers and Dealers Pursuant to Rule 15c3-1

December 31, 2011

Net capital:		
Total stockholder's equity qualified for net capital	$	9,838,397
Deductions and/or charges:		
Nonallowable assets		(8,085,140)
Net capital before haircuts on securities positions		1,753,257
Haircuts on securities		(73,939)
Net capital	$	1,679,318
Computation of basic net capital requirement:		
Minimum net capital required	$	250,000
Excess net capital		1,429,318
Net capital requirement under rule 15c3-1(a)(4)		139,828

There are no material differences between this computation of net capital requirement and the corresponding computation prepared by the Company for inclusion in its unaudited FOCUS Report as of December 31, 2011.

See accompanying Report of Independent Registered Public Accounting Firm.

Schedule II

SIGNATURE SECURITIES GROUP CORPORATION
(A Wholly Owned Subsidiary of Signature Bank)

Computation of Reserve Requirements for
Brokers and Dealers Pursuant to Rule 15c3-1

Year ended December 31, 2011

The Company claims an exemption from rule 15c3-3 as of December 31, 2011 based upon Section (k)(2)(ii). Customer transactions are cleared through another broker/dealer on a fully disclosed basis.

See accompanying Report of Independent Registered Public Accounting Firm.



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Board of Directors
Signature Securities Group Corporation:

In planning and performing our audit of the financial statements of Signature Securities Group Corporation, a wholly owned subsidiary of Signature Bank, (the Company), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.



A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 27, 2012



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Independent Accountants' Report on Applying Agreed-Upon Procedures

The Board of Directors
Signature Securities Group
New York, NY

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Signature Securities Group. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in the report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.
5. Compared the amount of any overpayments, if any, applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 27, 2012

SIGNATURE SECURITIES GROUP CORPORATION
(A Wholly Owned Subsidiary of Signature Bank)

Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)]

December 31, 2011

Total Revenue	$	16,430,485
Deductions and/or charges:		
Revenues from the sale of variable annuities		1,440,738
Revenues from the business of insurance		146,920
Clearance paid to other SIPC members in connection with securities transactions		211,068
100% of commissions and markups from tranactions:		
(i) Certificates of deposit		119,039
(ii) Treasury bills that mature nine months or less from issuance date		22,108
Total deductions		1,939,873
SIPC net operating revenues	$	14,490,612
Computation of general assessment:		
General assessmnet @ .0025	$	36,227
Less SIPC-6 payment	$	21,050
Total SIPC-7 assessment balance due	$	15,177

See accompanying Independent Accountants' Report.